OSPREY VENTURES, INC.

September 11, 2008

Office Of Small Business Operations,
Securities & Exchange Commission,
Mail Stop 7010,
450 Fifth Street,
Washington, D.C. 20549-7101

Attention: Mr. H. Roger Schwall, Assistant Director

Dear Sirs:

Re:	Osprey Ventures, Inc.
Registration Statement on Form S-1 Filed on September 05, 2008
File Number 333-148625

Osprey Ventures, Inc. (the “Company”) hereby requests withdrawal of the request for an accelerated effective date of September 09, 2008 for the Company’s S-1 registration statement as filed on September 05, 2008.

Yours truly,
OSPREY VENTURES, INC.

/s/ “Bruce D. Jackson”

Bruce D. Jackson
President

88 – West 44th Avenue, Vancouver, B.C. V5Y 2V1 Canada
Phone: (604) 738-0540 Fax: (604) 661-0759 e-mail: ospreyventures@gmail.com